FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

São Paulo, March 12, 2013 - Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Via Varejo”) hereby inform its shareholders and investors the following changes: (i) the appointment of Daniela Sabbag as Grupo Pão de Açúcar’s Investor Relations Officer, replacing Vitor Fagá, and (ii) the appointment of Vitor Fagá as Chief Financial Officer (CFO) and Investor Relations Officer for Via Varejo, replacing Claudia Elisa Soares. Election of these executives will be resolved on the coming Board of Directors meetings of Via Varejo and CBD, scheduled for March 21, 2013 and April 19, 2013, respectively.

New Boards of Executive Officers

In continuation of the process of integrating, deploying strategic management and capturing synergy between GPA and Via Varejo, under the command of Ramatis Rodrigues, CEO of Via Varejo, Ney Santos becomes the Information Technology (IT) and Logistics Officer. Santos served as IT Officer at GPA.  Jorge Herzog will continue on Via Varejo’s Board of Executive Officers and will serve as Vice President of Operations.

Mara Maehara has been promoted to IT Officer at GPA and will report to the Management Control and Strategic Planning Executive Office.

São Paulo, March 12, 2013

The managements of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO                                   VIA VAREJO S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 12, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.